SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

World Energy Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98145W208
(CUSIP Number)

April 11, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98145W208	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 329,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 329,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.06%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98145W208	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ardsley Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 77,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 77,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.72%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98145W208	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 555,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 555,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%
12	TYPE OF REPORTING PERSON** PN; IA

CUSIP No. 98145W208	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 329,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 329,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.06%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 98145W208	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 555,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 555,555
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%
12	TYPE OF REPORTING PERSON** IN

CUSIP No. 98145W208	13G	Page 7 of 12 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is World Energy Solutions, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

446 Main Street, Worcester, Massachusetts 01608

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") directly owned by it;

(ii)	Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands Corporation ("Ardsley Energy Offshore"), with respect to the shares of Common Stock directly owned by it;

(iii)
Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Ardsley Energy Offshore and as Investment Adviser of Ardsley Energy and a certain managed account, with respect to the shares of Common Stock directly owned by Ardsley Energy Offshore, Ardsley Energy and such managed account;

(iv)	Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of Ardsley Energy; and

(v)
Philip J. Hempleman ("Mr. Hempleman"), the Managing Partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock owned by Ardsley Energy, Ardsley Energy Offshore and the managed account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons, with the exception of Ardsley Energy Offshore is 262 Harbor Drive, Stamford, Connecticut 06902.

The address of the registered office of Ardsley Energy Offshore is Romasco Place, Wickhams Cay 1, Road Town Tortola, British Virgin Islands.

CUSIP No. 98145W208	13G	Page 8 of 12 Pages

Item 2(c).	CITIZENSHIP

Ardsley Energy is a Delaware limited partnership.  Ardsley Energy Offshore is a British Virgin Islands corporation.  Ardsley and Ardsley Partners are New York general partnerships.  Mr. Hempleman is a United States Citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP NUMBER:

98145W208

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see item 7
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 98145W208	13G	Page 9 of 12 Pages

Item 4.	OWNERSHIP.

A.	Ardsley Partners Renewable Energy Fund, L.P.
	(a)	Amount beneficially owned: 329,000
(b)
Percent of class: 3.06%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 10,749,447 shares outstanding, which is the sum of (i) the 9,229,446 shares of Common Stock issued and outstanding as per the Company's Prospectus Supplement (the "Supplement") as of April 4, 2011, as filed with the Securities and Exchange Commission on April 8, 2011 and (ii) the 1,520,001 shares of common stock referenced in the Supplement and offered pursuant to the Company's Form 8-K as of April 11, 2011, as filed with the Securities and Exchange Commission on April 11, 2011.)

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 329,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 329,000

B.	Ardsley Renewable Energy Offshore Fund, Ltd.
	(a)	Amount beneficially owned: 77,555
	(b)	Percent of class: 0.72%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 77,555
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 77,555

C.	Ardsley Advisory Partners
	(a)	Amount beneficially owned: 555,555
	(b)	Percent of class: 5.17%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 555,555
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 555,555

D.	Ardsley Partners I
	(a)	Amount beneficially owned: 329,000
	(b)	Percent of class: 3.06%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 329,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 329,000

E.	Philip J. Hempleman
	(a)	Amount beneficially owned: 555,555
	(b)	Percent of class: 5.17%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 555,555
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 555,555

CUSIP No. 98145W208	13G	Page 10 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Ardsley, the Investment Manager of Ardsley Energy Offshore and the Investment Adviser of a certain managed account, has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by Ardsley Energy Offshore and the certain managed account and accordingly may be deemed the direct "beneficial owner" of such shares of Common Stock.

Ardsley, the Investment Adviser of Ardsley Energy, shares the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by Ardsley Energy and, accordingly, may be deemed the direct "beneficial owner" of such shares of Common Stock.

Ardsley Partners, the General Partner of Ardsley Energy, shares the power to vote and direct the disposition of the shares of Common Stock owned by Ardsley Energy and, accordingly, may be deemed the direct "beneficial owner" of such shares of Common Stock.

Mr. Hempleman is the Managing Partner of Ardsley and Ardsley Partners and in that capacity directs their operations and therefore may be deemed to be the indirect "beneficial owner" of the shares of Common Stock owned by Ardsley Energy Offshore, Ardsley Energy and the certain managed account.  Mr. Hempleman disclaims beneficial ownership of all of the shares of Common Stock reported in this 13G.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98145W208	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:	as of April 20, 2011

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

		BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

		BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

		BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

		BY:	/s/ Steve Napoli
Steve Napoli
Partner

ARDSLEY PARTNERS I

		BY:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

		BY:	/s/ Steve Napoli*
Steve Napoli
As attorney in fact for
Philip J. Hempleman

*			Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

CUSIP No. 98145W208	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:	as of April 20, 2011

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

		BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

		BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

		BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

		BY:	/s/ Steve Napoli
Steve Napoli
Partner

ARDSLEY PARTNERS I

		BY:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

		BY:	/s/ Steve Napoli*
Steve Napoli
As attorney in fact for
Philip J. Hempleman

*			Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.